                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    7     )*
                                          ---------

                      CLEVETRUST REALTY INVESTORS
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Shares of Beneficial Interest $1.00 par value
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  186780-10-2
           --------------------------------------------------------
                                 (CUSIP Number)

      Howard Amster, 25812 Fairmount Blvd, Beachwood, Ohio 44122, (216) 595-1047
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               June 10, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
                               AMENDMENT NO. 7

CUSIP No. 186780-10-2                                     Page  2  of  4  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                                                     HOWARD AMSTER
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                                     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power            778,468
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             10,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            778,468
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             10,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                     788,468
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                     15.35%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                     IN  CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                SCHEDULE 13D
                               AMENDMENT NO. 7


CUSIP No. 186780-10-2                                     Page  3  of  4  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                                                     TAMRA F. GOULD
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                                     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               400
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power            10,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               400
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power            10,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                     10,400
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                     .2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                     IN  CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                Schedule 13D
                               Amendment No. 7

CUSIP No. 186780-10-2                                    Page 4 of 4 Pages

There are no changes to the Schedule 13D, as amended except as follows:

Item 5. Interest in Securities of the Issuer

(a)/(b) The aggregate amount of the shares of the Issuer owned by the Reporting Persons is 788,868 shares or 15.36% of the outstanding shares.

Howard Amster in his Individual Retirement Account beneficially owns 778,468 shares or 15.16% of the outstanding shares.

Tamra F. Gould in her 100% owned corporation beneficially owns 400 shares or .00% of the outstanding shares.

Howard Amster and Tamra F. Gould jointly own 10,000 shares or .2% of the outstanding shares.

Other than the shares jointly owned, Tamra F. Gould disclaims beneficial ownership of all shares owned by Howard Amster.

Other than the shares jointly owned, Howard Amster disclaims beneficial ownership of all shares owned by Tamra F. Gould.

(c) On June 10, 1997, Tamra F. Gould, a Reporting Person, made a donation of 131,400 shares of Clevetrust Realty Investors to the Jewish Community Federation of Cleveland.

        On June 10, 1997, Howard Amster, a Reporting Person, made a donation of 175,500 shares of Clevetrust Realty Investors to the Howard Amster and Tamra Gould Charitable Remainder Unitrust.

        On June 10, 1997, Howard Amster caused Amster Trading Company, a corporation owned by him, to donate 56,412 shares of Clevetrust Realty Investors to the Amster Trading Company Charitable Remainder Unitrust.

Signature                                   /s/ Howard Amster
                                            ---------------------
                                                Howard Amster

Date: June 12, 1997                         /s/ Tamra F. Gould
                                            ---------------------
                                                Tamra F. Gould